

Mail Stop 3561

June 28, 2018

Via E-mail
Natalija Tunevic
President
FreeCook Corporation
Vilniaus g.31
Vilnius, LT-01402
Lithuania

> **Re: FreeCook Corporation**
> **Registration Statement on Form S-1**
> **Filed June 5, 2018**
> **File No. 333-225433**

Dear Ms. Tunevic:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Cover Page

2.   Please revise to disclose a valid telephone number. See Item 503(b) of Regulation S-K.

Prospectus Summary, page 5

3.   We note the disclosure that you are a "newly-developed web platform …" on page 5 and elsewhere in the filing. However, you indicate on page 16 that the website has not been developed and has yet to be launched. Please revise to clearly state, if true, that your website is not developed and is not active. If you do have a website, please disclose the website address. See Item 101(h)(4) of Regulation S-K.

Risk Factors
We are solely dependent upon the funds…., page 7

4.   We note your disclosure that "Ms. Tunevic has no formal commitment, arrangement or legal obligation to advance or loan funds the Company." However, you filed an interest-free loan agreement of $60,000 between Ms. Tunevic and FreeCook as Exhibit 10.1. Please clarify.

Plan of Operations
Website Development, page 16

5.   We note your disclosure that you plan to spend one to six months developing the website. Also, we note the website design agreement filed as Exhibit 10.3 that states that the due date for the website design and development was May 3, 2018. Please disclose the status of the website development.

Directors, Executive Officers, Promoter and Control Persons, page 20

6.   Please clarify Ms. Tunevic's principal occupation and employment during the past five years. See Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Transactions, page 22

7.   Please state the names of your promoters in this section. See Item 404(c)(1)(i) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam at (202) 551-3476 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Mining